UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In July 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	992,100,150	64.6346	32.3173
Non-Voting Shares	13,262,162	0.8640	0.4320
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	992,100,150	64.6346	32.3173
Non-Voting Shares	13,262,162	0.8640	0.4320

Controller's=Controlador

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In July 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,406,209	0.9385	0.4692
Non-Voting Shares			14,814,523	0.9651	0.4825
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,406,209	0.9385	0.4692
Non-Voting Shares			14,814,523	0.9651	0.4825

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000

Board of Directors=Cons.Adm

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In July 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				930,523		0.0606	0.0303
Non-Voting Shares				2,028,661		0.1321	0.0660
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	16-Jul	1,000	27.50	R$ 27,500.00
Common Shares		buy	16-Jul	1,000	27.66	R$ 27,660.00
Common Shares		buy	16-Jul	2,000	28.44	R$ 56,880.00
Common Shares		Total		4,000		R$ 112,040.00
Non-Voting Shares		buy	16-Jul	1,500	31.25	R$ 46,875.00
Non-Voting Shares		buy	16-Jul	1,500	31.40	R$ 47,100.00
Non-Voting Shares		buy	16-Jul	1,000	32.40	R$ 32,400.00
Non-Voting Shares		Total		4,000		R$ 126,375.00
Non-Voting Shares		sell	18-Jul	2,800	34.53	R$ 96,684.00
Non-Voting Shares		sell	18-Jul	200	34.54	R$ 6,908.00
Non-Voting Shares		sell	18-Jul	200	34.55	R$ 6,910.00
Non-Voting Shares		sell	18-Jul	200	34.58	R$ 6,916.00
Non-Voting Shares		sell	18-Jul	300	34.62	R$ 10,386.00
Non-Voting Shares		sell	18-Jul	700	34.63	R$ 24,241.00
Non-Voting Shares		Total		4,400		R$ 152,045.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				929,482		0.0605	0.0302
Non-Voting Shares				1,918,832		0.1250	0.0625

Note:
New member who belong to the Board of Director Alex Carlos Capura de Araújo (Son of Mr. Laércio Carlos de Araújo Filho)
Note:
Directors that were fired from Banco Bradesco S.A.
Fábio Abrunhosa Cezar (Son of Mr. Laércio Albino Cezar)
Bianca Abrunhosa Cezar (Daughter of Mr. Laércio Albino Cezar)
Brenda Abrunhosa Cezar (Daughter of Mr. Laércio Albino Cezar)
Maria Emilia Veloso Cappi (Daughter of Mr. Luiz Carlos Trabuco Cappi)
Alexandre Socha (Son of Mr. Sérgio Socha)
Pedro Ataide Teixeira Trivelato (Son of Mr. Armando Trivelato Filho)
Rodolpho Athayde Teixeira Trivelato (Son of Mr. Armando Trivelato Filho)
Fábio Noale Rebelato (Son of Mr. Odair Afonso Rebelato)
Mariana Noale Rebelato (Daughter of Mr. Odair Afonso Rebelato)
Milena Delgado Scalco (Daughter of Mr. Jair Delgado Scalco)
Marcelo Souza Ramos (Son of Mr. Mário Hélio de Souza Ramos)
Toshifumi Murata

Board Exec.Officers=Dir.Exec

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In July 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			8,100	0.0005	0.0002
Non-Voting Shares			105,634	0.0068	0.0034
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			7,752	0.0005	0.0002
Non-Voting Shares			103,761	0.0067	0.0033

Note:
Directors that were fired from Banco Bradesco S.A. Patricia Machado Teixeira (Daughter of Mr. Renaud Roberto Teixeira) Renaud Robert Machado Teixeira (Son of Mr. Renaud Roberto Teixeira)

Audit Committee=Cons.Fiscal

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In July 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001

Technical and Advisory Ag

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2008

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.